# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ballard Power Systems Inc., CIK 0001453015
CUSIP: 058586108
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, Burnaby, British Columbia, British Columbia Canada (A1), V5J 5J8
Date of event which requires filing of this statement: 05/14/2026
Filed by CIK 0002095418
Persons authorized to receive notices and communications: Yunyun HU, 2102-03 China Merchants Twr, Shun Tak, Ctr,168-200 Connaught Rd Central, Hong Kong, Hong Kong (K3), 00000, 852 22953686

## Reporting persons
- Weichai Power Hong Kong International Development Co., Limited (CIK 0002095418): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 34,999,826; sole dispositive power 0; shared dispositive power 34,999,826; aggregate amount beneficially owned 34,999,826 (11.61% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares (as defined below) beneficially owned by the Reporting Persons (as defined below) by a total of 301,475,849 issued and outstanding Common Shares of the Issuer (as defined below), as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 5, 2026.
- Weichai Power Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 34,999,826; sole dispositive power 0; shared dispositive power 34,999,826; aggregate amount beneficially owned 34,999,826 (11.61% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.
- Shandong Heavy Industry Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: bank loan (BK), affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 34,999,826; sole dispositive power 0; shared dispositive power 34,999,826; aggregate amount beneficially owned 34,999,826 (11.61% of the class)
  Comment: The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Ballard Power Systems Inc.
Address of issuer's principal executive offices: 9000 Glenlyon Parkway, Burnaby, British Columbia, British Columbia Canada (A1), V5J 5J8
Comment: This Amendment No. 2 amends the statement on the Schedule 13D originally filed by the Reporting Persons on November 23, 2018 (as amended to date, the "Schedule 13D"). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment No. 2 is being filed by the Reporting Persons to report the additional open market sales by Weichai Hong Kong through a broker of an aggregate of 4,253,000 Common Shares of the Issuer pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended, which resulted in a decrease of over one percent (1%) in the aggregate percentage beneficial ownership of the Reporting Persons, as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

The information contained in Item 3 above is herein incorporated by reference.

The Reporting Persons acquired securities of the Issuer for investment purposes.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, for so long as Weichai Hong Kong beneficially owns a number of Common Shares that is equal to at least 15% of the total outstanding Common Shares of the Issuer, Weichai Hong Kong will be entitled to designate two (2) individuals for appointment or election to the Issuer's board of directors (the "Board"). Such directors appointed by Weichai Hong Kong must resign within 10 business days after Weichai Hong Kong ceases to beneficially own at least 15% of the total outstanding Common Shares of the Issuer. As of May 8, 2026, Weichai Hong Kong beneficially owned less than 15% of the total outstanding Common Shares of the Issuer. As a result, Michael Chen and Huajie Wang, two directors appointed by Weichai Hong Kong, have resigned from the Board, effective as of May 13, 2026, as disclosed on the Issuer's Form 6-K filed with the SEC on May 15, 2026. As of the date hereof, no director of the Issuer is appointed by Weichai Hong Kong.

The Investor Rights Agreement also contains restrictions on dispositions which prohibit Weichai Hong Kong from selling or transferring the Subscription Shares for a period of two (2) years following the Closing Date, subject to customary exceptions for transfers to affiliates and participation in material transactions involving the Issuer. Such restrictions on disposition have expired as of November 12, 2020.

The Investor Rights Agreement also contains customary standstill restrictions which prohibit Weichai Hong Kong from acquiring beneficial ownership of additional Common Shares or taking other specified actions with respect to the Issuer for two (2) years following the Closing Date. Such standstill restrictions have expired as of November 12, 2020.

The Investor Rights Agreement also provides Weichai Hong Kong with anti-dilution rights to maintain its ownership position in the Issuer, pursuant to which Weichai Hong Kong has a right to purchase a pro rata portion of any new issue of securities, or at-the-market offering of securities, issued by the Issuer, including Common Share and convertible share (excluding certain excepted issuances). Such anti-dilution rights are effective as long as Weichai Hong Kong owns 10% or more of Ballard's Common Shares, but will expire when Weichai Hong Kong's shareholding falls below 10%.

The Investor Rights Agreement also provides a superior proposal right pursuant to which the Issuer must notify Weichai Hong Kong if it receives an acquisition proposal from a third party which will constitute a change of control transaction and determines it could constitute a transaction that it recommends to its shareholders. Within 20 business days upon notice, Weichai Hong Kong has a right to submit a superior proposal to compete against the third-party offer, or it will choose to support the proposed transaction.

The foregoing descriptions of the Weichai Subscription Agreement, the Investor Rights Agreement, and the transactions contemplated thereby, are not intended to be complete and are qualified in their entirety by reference to the Weichai Subscription Agreement, the original Investor Rights Agreement, and the amended and restated Investor Rights Agreement, copies of which are filed as Exhibit B, C, F hereto, respectively, and which are incorporated herein by reference.

In their capacity as a significant shareholder of the Issuer, the Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law and the terms of the Weichai Subscription Agreement and the Investor Rights Agreement, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Subject to applicable law and the terms of the Weichai Subscription Agreement and Investor Rights Agreement, any transactions that the Reporting Persons may pursue may be made at any time and from time to time, with or without prior notice, and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Specifically, on May 8, 2026, Weichai Hong Kong filed a Form 144 with the SEC, which relates to its proposed sale of up to 15,028,886 Common Shares in accordance with Rule 144. Weichai Hong Kong has sold and intends to continue to sell Common Shares in open market transactions pursuant to Rule 144.

Other than as described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the actions specified in clauses 4(a) - (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended in its entirety as follows:

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

Number of Shares
Power to Vote Power to Dispose
No of Securities Percent of
Reporting Person Beneficially Owned Sole Shared(1) Sole Shared(1) Class(2)

Weichai Hong Kong 34,999,826 0 34,999,826 0 34,999,826 11.61%
Weichai Power 34,999,826 0 34,999,826 0 34,999,826 11.61%
SHIG 34,999,826 0 34,999,826 0 34,999,826 11.61%
Total(3) 34,999,826 0 34,999,826 0 34,999,826 11.61%
(all Reporting Persons)

1 Weichai Hong Kong is the direct and record owner of 34,999,826 Common Shares and shares the power to vote and the power to dispose of all of such Common Shares with Weichai Power and SHIG by virtue of the fact that Weichai Power is Weichai Hong Kong's parent company, and Weichai Power is controlled by SHIG. SHIG holds less than 20% of the shares in Weichai Power but is able to exercise influence over Weichai Power by virtue of its status as the largest shareholder of Weichai Power and representatives or designees of SHIG currently comprise a majority of members of Weichai Power's board of directors.

2 The percentage of class of securities is calculated by dividing the number of Common Shares beneficially owned by the Reporting Persons by a total of 301,475,849 issued and outstanding Common Shares of the Issuer, as reported on the Issuer's First Quarter 2026 Interim Financial Statements, attached as Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on May 5, 2026.

3 The Reporting Persons disclaim membership in a group.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended in its entirety as follows:

During the past sixty days, Weichai Hong Kong sold an aggregate of 11,131,886 Common Shares in open market transactions as follows:

Date Number of Common Shares Sold Price per Common Share

5/8/2026 2,111,111 $4.2742
5/11/2026 2,399,353 $4.1767
5/12/2026 2,368,422 $4.2167
5/13/2026 3,330,000 $4.1725
5/14/2026 923,000 $4.1198

## Signatures
- Weichai Power Hong Kong International Development Co., Limited: /s/ Yunyun Hu, Yunyun Hu/Director (05/15/2026)
- Weichai Power Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/15/2026)
- Shandong Heavy Industry Group Co., Ltd.: /s/ Chenglong Sun, Chenglong Sun/Authorized Representative (05/15/2026)